SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                       Report for the Month of June, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update






                                 Xenova Group plc
           Results of second Phase IIa dose escalation study of TA-CD vaccine for treatment of cocaine dependence


Slough, UK, 17 June, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today reported the results of a second Phase IIa study for TA-CD, its candidate therapeutic vaccine for the treatment of cocaine dependence. The results of this dose escalation trial, which was carried out by Professor Thomas Kosten at Yale University, were announced at the 65th Annual Meeting of The College on Problems of Drug Dependence at Bal Harbour, Florida 14-19th June.

TA-CD is being developed with the goal of assisting cocaine abusers in their attempt to quit cocaine. This new trial, which is the second Phase II study to be carried out on TA-CD, started in April 2002. It involved the enrolment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 (micro)g each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.

The results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

"This trial is another important milestone for this programme and paves the way for the start of forthcoming efficacy trials," commented David Oxlade, Chief Executive of Xenova.

This study is being funded, in part, by the US National Institute on Drug Abuse
(NIDA). NIDA has also supported earlier clinical work on TA-CD


                                   -- ends --



Contacts:
UK:                                               US:
Xenova Group plc                                  Trout Group/BMC Communications
Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17)
                                                  Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director             Investors: Jonathan Fassberg
Jon Davies, Corporate Communications              (Ext 16) Lee Stern (Ext 22)

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell




Notes to Editors

About Xenova Group

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

TA-CD is designed for use alongside a behavioural therapy program in patients who are trying actively to overcome their cocaine addiction. TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention. The vaccine aims to build an antibody response against the drug which will neutralize its effect on the brain. The results of an earlier four-dose Phase IIa dose escalation study were reported in July 2001. Patient dosing for a Phase IIa cocaine administration trial commenced in April 2003.

Regular cocaine users number more than two million in the U.S. alone. Of these, approximately 900,000 seek treatment each year. Most cocaine addicts are treated by a specialist physician or psychiatrist in drug rehabilitation centres. However, due to a high relapse rate reported with current treatment, there is a clear need for an effective treatment to be used alongside a behavioural therapy program, where currently nothing is available.



For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk



For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 17 June, 2003